UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 21, 2010**

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 21, 2010, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2009. That news release is attached as an exhibit.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99   News release issued by Meredith Corporation dated January 21, 2010, reporting financial results for the second fiscal quarter and six months ended December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph H. Ceryanec

Joseph H. Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 21, 2010

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated January 21, 2010, reporting financial results for the second fiscal quarter and six months ended December 31, 2009.

Exhibit 99

MEREDITH REPORTS FISCAL 2010 SECOND QUARTER RESULTS

Ad gains at Better Homes and Gardens help drive National Media profit growth

Local Media delivers growth in non-political advertising revenues

DES MOINES, IA (January 21, 2010) - Meredith Corporation **(NYSE: MDP)**, the leading media and marketing company serving American women, today reported fiscal 2010 second quarter earnings per share of $0.42, including a previously announced special charge of $0.07 per share related to the repositioning of its Special Interest Media business. Excluding the special charge, earnings per share were $0.49 - slightly ahead of expectations.

In comparison, fiscal 2009 second quarter earnings per share were $0.28, including a special charge of $0.21. Excluding the special charge, fiscal 2009 second quarter earnings per share were $0.49.

Fiscal 2010 second quarter revenues were $337 million, compared to $361 million in fiscal 2009. Meredith recorded $14 million less ($0.19 per share) in net political advertising revenues during the second quarter of fiscal 2010 (a non-political year) compared to fiscal 2009.

Additional information on the special charges can be found in Tables 1-4 and in Meredith's press releases dated January 14, 2010, and January 8, 2009.

"In the second quarter of fiscal 2010, we delivered higher operating profit in our National Media business; increased non-political advertising revenues 4 percent in our Local Media business; and continued to reduce total company expenses," said Meredith President and Chief Executive Officer Stephen M. Lacy. "These achievements speak to the strength of our brands on both the national and local levels, as well as our efficiency initiatives."

During the second quarter of fiscal 2010, Meredith delivered:

- Sequential quarterly improvement in advertising performance in the National and Local media groups. Both groups outperformed their respective industries and gained advertising market share.

- Growth in its connection to the consumer, as measured by magazine readership, television viewership and online traffic.

- Double-digit growth in new revenue streams including brand licensing, retransmission fees and video content creation.

- A reduction of 8 percent in total company operating expenses.

For the first six months of fiscal 2010, earnings per share were $0.82, compared to $0.69 in the prior year period. Revenues were $669 million, compared to $725 million in the prior year. Excluding special items in both periods (see Tables 1-4), earnings per share were $0.83 for the first six months of fiscal 2010, compared to $0.90 in the prior year. Meredith recorded $19 million less ($0.26 per share) in net political advertising in the first half of fiscal 2010 (a non-political year) compared to the prior year.

OPERATING DETAIL

National Media Group

Fiscal 2010 second quarter National Media Group operating profit was $32 million, compared to $23 million in the prior year. Excluding special charges in both periods, fiscal 2010 second quarter operating profit was $37 million, a 27 percent increase over the $29 million in the prior year.

Revenues were $261 million in the second quarter of fiscal 2010, compared to $277 million in the prior year. Advertising revenues were $117 million - a decline of 2 percent compared to the prior year - but the fourth consecutive quarter of advertising performance improvement. *Better Homes and Gardens* grew advertising revenues 7 percent in the second quarter of fiscal 2010. *More* and *Fitness* also grew advertising revenues.

National Media Group operating expenses declined 10 percent in the second quarter of fiscal 2010 compared to the prior year, including a 15 percent decrease in paper prices.

Meredith's share of overall magazine industry advertising revenues increased to 11.7 percent during the second quarter of fiscal 2010 from 9.4 percent in the prior year, according to the latest data from the Publishers Information Bureau. Additionally, Meredith's market share grew to 37.2 percent from 34.9 percent as measured against its 28-title competitive set.

Looking at several key measurements of the National Media Group's strong connection to consumers:

- Readership for Meredith's major subscription magazines increased in the fall of 2009 compared to the spring of 2009, according to Mediamark Research and Intelligence.

- Revenues, profit and related margin in Meredith's circulation activities increased in the second quarter of fiscal 2010 compared to the prior year, driven in part by efficiencies in subscription operations.

- Monthly average unique visitors across Meredith's National Media Group Web sites rose more than 35 percent to more than 20 million in the second quarter of fiscal 2010 compared to the prior year, and monthly page views averaged more than 260 million. The total number of videos viewed per month quadrupled to more than 6 million.

National Media Group "Other Revenues" declined in the second quarter of fiscal 2010 compared to the prior year. Reductions in revenues at Meredith Books - expected due to the implementation of the previously announced licensing agreement with John Wiley and Sons Inc. - and at Meredith Integrated Marketing - due to cutbacks in existing programs primarily in the automotive and retail sectors - were partially offset by higher Brand Licensing revenues.

Meredith Integrated Marketing won a major new assignment to develop and manage Chrysler Group's customer relationship management initiatives in the United States and Canada. Additionally, Meredith Integrated Marketing saw a marked increase in the pipeline of new business activity during the quarter.

Brand Licensing revenues increased due primarily to an expansion of Meredith's relationship with Walmart. The number of Better Homes and Gardens-branded SKUs nearly tripled to 1,500 compared to the prior year.

"Our National Media Group continued to gain share, execute multi-platform sales programs and develop its non-advertising based businesses," Lacy said. "Additionally, I am particularly pleased with the strong consumer connection metrics we continue to deliver, be it magazine readership, online traffic or the performance of our branded products for sale at retail."

For the first six months of fiscal 2010, operating profit was $70 million, compared to $57 million in the prior year. Excluding special charges in both periods operating profit was $76 million, compared to $63 million in the prior year. Advertising revenues were $255 million, compared to $264 million in the prior year.

Local Media Group

Fiscal 2010 second quarter Local Media Group operating profit was $17 million, compared to $22 million in the prior year, primarily due to $14 million less in net political advertising revenues. Total revenues were $76 million, compared to $84 million in the prior year. Non-political advertising revenues grew 4 percent, led by improved performance in professional services and retail-related advertising.

The Local Media Group outperformed the industry as a whole by approximately 3 percentage points in non-political advertising revenues during the quarter, according to the most recently available data from the Television Bureau of Advertising. Meredith stations in nine of its 10 television markets posted growth in non-political advertising revenues.

Local Media Group operating expenses declined 6 percent in the second quarter of fiscal 2010, compared to the prior year. Operating expenses were down 2 percent excluding the prior-year special charge. Meredith is centralizing certain functions across its television stations - including master control, traffic and research - to improve efficiency and lower costs.

Looking at several key measurements of the Local Media Group's connection to consumers:

- Many Meredith stations increased viewership in key day parts during the November sweeps, particularly in Atlanta where morning ratings more than doubled and late news ratings grew nearly 30 percent. Las Vegas grew ratings in both the morning and evening news, and Hartford maintained its No. 1 position in all newscasts.

- The daily *Better* television show, produced by Meredith Video Studios, is now carried in more than 55 markets reaching more than 45 percent of U.S. households, including half of the nation's top 10.

Revenues from retransmission fees nearly doubled in the second quarter of fiscal 2010 from the prior-year period, reflecting Meredith's successful renegotiation of retransmission agreements with the cable and satellite operators in its markets. Revenues also grew at Meredith Video Studios, Meredith's in-house video production group, driven primarily by growth in custom video projects for corporate clients.

"We're encouraged by the strength of our connection with viewers, which has helped us grow non-political advertising revenues," Lacy said. "We're working to build upon this foundation and continuing to develop other sources of revenue, including retransmission fees and our video production activities."

For the first six months of fiscal 2010, operating profit was $19 million, compared to $33 million in the prior year period, primarily due to $19 million less in net political advertising revenues. Revenues were $136 million, compared to $155 million.

OTHER FINANCIAL INFORMATION

Meredith generated more than $76 million in cash flow from operations during the first six months of fiscal 2010. Meredith's total debt was $350 million at Dec. 31, 2009, $30 million less than at the prior fiscal year end. Meredith's debt-to-EBITDA ratio was well under existing debt covenants at 1.7 to 1.

Unallocated corporate expenses rose approximately $2 million in the second quarter of fiscal 2010 compared to the prior year due primarily to third party consulting fees and higher retirement plan costs.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached condensed consolidated statements of earnings.

OUTLOOK

Looking at the third quarter of fiscal 2010, with two of three magazine issues closed in the National Media Group, advertising revenues are currently flat to up slightly. Local Media Group non-political advertising pacings, which are a snapshot in time and change frequently, are currently up in the mid teens.

Meredith currently expects fiscal 2010 third quarter earnings per share to range from $0.55 to $0.60.

Looking to the remainder of the fiscal year, with limited visibility into customers' 2010 advertising and marketing budgets, Meredith currently expects full year earnings per share to range from $1.90 to $2.05, excluding the special items reported in the first half of fiscal 2010.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the second fiscal quarter and full year of 2010. These uncertainties are referenced below under "Safe Harbor" and in certain SEC filings.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on January 21, 2010, at 11:00 a.m. EST to discuss fiscal 2010 second quarter results. A live webcast will be accessible to the public on the company's Web site, www.meredith.com, and a replay will be available for one week. A transcript will be available within 48 hours after the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP MEASURES

Management uses and presents GAAP and non-GAAP results to evaluate and communicate the performance of the company. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the company's results from core operations and delineate underlying trends. Meredith does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures.

Results excluding the special charges recorded in the second quarter of fiscal 2010 and 2009, and the adjustment to deferred income tax liabilities recorded in the first quarter of fiscal 2010, are also supplemental non-GAAP financial measures. Management believes these items are not reflective of Meredith's ongoing business activities. While results excluding the special charge and tax adjustment are not a substitute for reported earnings results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are included in the attached tables. The attached consolidated financial statements and reconciliation tables will be made available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the company and its operations. Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding broadcasting pacings and publishing advertising revenues, along with the company's earnings per share outlook for the third fiscal quarter and rest of fiscal 2010.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the company's industries; unexpected changes in interest rates; and the consequences of acquisitions and/or dispositions. The company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation (**NYSE:MDP**; www.meredith.com) is the leading media and marketing company serving American women. Meredith combines well-known national brands - including Better Homes and Gardens, Parents, Ladies' Home Journal, Family Circle, American Baby, Fitness and More - with local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, online, mobile and video - to give consumers content they desire and to deliver the messages of its marketing partners. Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith has significantly added to its capabilities in this area through the acquisition of cutting-edge companies in areas such as online, word-of-mouth and database marketing.

Shareholder/Financial Analyst Contact:	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	VP/Corporate Communications
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@Meredith.com	E-mail: Art.Slusark@Meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

	Three Months		Six Months	
Period Ended December 31,	**2009**	**2008**	**2009**	**2008**
(In thousands except per share data)				
Revenues				
Advertising	$ 187,868	$ 201,800	$ 379,684	$ 413,626
Circulation	67,209	66,804	137,088	138,217
All other	81,778	92,680	152,498	173,511
Total revenues	336,855	361,284	669,270	725,354
Operating expenses				
Production, distribution, and editorial	142,911	162,310	294,004	332,421
Selling, general, and administrative	146,617	152,248	286,254	297,200
Depreciation and amortization	10,117	10,776	20,220	21,632
Total operating expenses	299,645	325,334	600,478	651,253
Income from operations	37,210	35,950	68,792	74,101
Interest income	9	107	19	227
Interest expense	(5,744)	(5,353)	(10,785)	(10,787)
Earnings from continuing operations before income taxes	31,475	30,704	58,026	63,541
Income taxes	12,521	13,301	20,731	27,070
Earnings from continuing operations	18,954	17,403	37,295	36,471
Loss from discontinued operations, net of taxes	—	(4,860)	—	(5,291)
Net earnings	$ 18,954	$ 12,543	$ 37,295	$ 31,180
Basic earnings per share				
Earnings from continuing operations	$ 0.42	$ 0.39	$ 0.82	$ 0.81
Discontinued operations	—	(0.11)	—	(0.12)
Basic earnings per share	$ 0.42	$ 0.28	$ 0.82	$ 0.69
Basic average shares outstanding	45,288	44,951	45,223	45,096
Diluted earnings per share				
Earnings from continuing operations	$ 0.42	$ 0.39	$ 0.82	$ 0.81
Discontinued operations	—	(0.11)	—	(0.12)
Diluted earnings per share	$ 0.42	$ 0.28	$ 0.82	$ 0.69
Diluted average shares outstanding	45,547	45,072	45,432	45,219
Dividends paid per share	$ 0.225	$ 0.215	$ 0.450	$ 0.430

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Period Ended December 31,	Three Months		Six Months	
	2009	2008	2009	2008
(In thousands)				
Revenues				
National media group				
Advertising	$ 117,431	$ 120,078	$ 254,633	$ 264,385
Circulation	67,209	66,804	137,088	138,217
Other revenues	76,535	90,026	141,058	167,973
Total national media group	261,175	276,908	532,779	570,575
Local media group				
Non-political advertising	67,549	64,717	121,220	126,365
Political advertising	2,888	17,005	3,831	22,876
Other revenues	5,243	2,654	11,440	5,538
Total local media group	75,680	84,376	136,491	154,779
Total revenues	$ 336,855	$ 361,284	$ 669,270	$ 725,354
Operating profit				
National media group	$ 31,774	$ 23,208	$ 70,367	$ 57,098
Local media group	17,063	22,329	19,463	33,025
Unallocated corporate	(11,627)	(9,587)	(21,038)	(16,022)
Income from operations	$ 37,210	$ 35,950	$ 68,792	$ 74,101
Depreciation and amortization				
National media group	$ 3,642	$ 4,228	$ 7,149	$ 8,054
Local media group	5,960	6,448	12,082	12,517
Unallocated corporate	515	100	989	1,061
Total depreciation and amortization	$ 10,117	$ 10,776	$ 20,220	$ 21,632
EBITDA[1]				
National media group	$ 35,416	$ 27,436	$ 77,516	$ 65,152
Local media group	23,023	28,777	31,545	45,542
Unallocated corporate	(11,112)	(9,487)	(20,049)	(14,961)
Total EBITDA	$ 47,327	$ 46,726	$ 89,012	$ 95,733

[1] *EBITDA is earnings from continuing operations before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets	**December 31, 2009**	**June 30, 2009**
(In thousands)		
Current assets		
Cash and cash equivalents	$ 23,882	$ 27,910
Accounts receivable, net	216,234	192,367
Inventories	25,028	28,151
Current portion of subscription acquisition costs	59,268	60,017
Current portion of broadcast rights	13,820	8,297
Other current assets	18,653	23,398
Total current assets	356,885	340,140
Property, plant, and equipment	452,037	444,904
Less accumulated depreciation	(259,378)	(253,597)
Net property, plant, and equipment	192,659	191,307
Subscription acquisition costs	57,732	63,444
Broadcast rights	4,476	4,545
Other assets	53,515	45,907
Intangible assets, net	556,892	561,581
Goodwill	487,416	462,379
Total assets	$ 1,709,575	$ 1,669,303

Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 175,000	$ —
Current portion of long-term broadcast rights payable	15,940	10,560
Accounts payable	101,154	86,381
Accrued expenses and other liabilities	102,338	81,544
Current portion of unearned subscription revenues	170,261	170,731
Total current liabilities	564,693	349,216
Long-term debt	175,000	380,000
Long-term broadcast rights payable	11,762	11,851
Unearned subscription revenues	140,548	148,393
Deferred income taxes	76,547	64,322
Other noncurrent liabilities	106,265	106,138
Total liabilities	1,074,815	1,059,920
Shareholders' equity		
Common stock	36,199	35,934
Class B stock	9,125	9,133
Additional paid-in capital	60,937	53,938
Retained earnings	558,874	542,006
Accumulated other comprehensive loss	(30,375)	(31,628)
Total shareholders' equity	634,760	609,383
Total liabilities and shareholders' equity	$ 1,709,575	$ 1,669,303

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended December 31,	2009	2008
(In thousands)		
Net cash provided by operating activities	$ 76,032	$ 83,028
Cash flows from investing activities		
Acquisitions of businesses	(16,304)	(5,195)
Additions to property, plant, and equipment	(14,938)	(15,185)
Proceeds from dispositions of assets	—	636
Net cash used in investing activities	(31,242)	(19,744)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	85,000	120,000
Repayments of long-term debt	(115,000)	(150,000)
Purchases of Company stock	(195)	(21,562)
Dividends paid	(20,427)	(19,430)
Proceeds from common stock issued	1,718	2,457
Excess tax benefits from share-based payments	131	966
Other	(45)	—
Net cash used in financing activities	(48,818)	(67,569)
Net decrease in cash and cash equivalents	(4,028)	(4,285)
Cash and cash equivalents at beginning of period	27,910	37,644
Cash and cash equivalents at end of period	$ 23,882	$ 33,359

Meredith Corporation and Subsidiaries

Supplemental Disclosures Regarding Non-GAAP Financial Measures   **Table 1**

Special Items - During the second quarter of fiscal 2010, Meredith recorded a special charge which relates primarily to the cost of a repositioning of our Special Interest Media operations. Please see Meredith's press release dated January 14, 2010, for additional information relating to this special charge. In the first quarter of fiscal 2010, Meredith recorded an income tax benefit. This benefit is reflected in the special items for the six months ended December 31, 2009.

The following table shows results of operations excluding the special items and as reported with the difference being the special items. Results of operations excluding the special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Period Ended December 31, 2009	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 187,868	$ —	$ 187,868	$ 379,684	$ —	$ 379,684
Circulation	67,209	—	67,209	137,088	—	137,088
All other	81,778	—	81,778	152,498	—	152,498
Total revenues	336,855	—	336,855	669,270	—	669,270
Operating expenses						
Production, distribution, and editorial	141,464	1,447 (a)	142,911	292,557	1,447 (a)	294,004
Selling, general, and administrative	142,594	4,023 (b)	146,617	282,231	4,023 (b)	286,254
Depreciation and amortization	10,117	—	10,117	20,220	—	20,220
Total operating expenses	294,175	5,470	299,645	595,008	5,470	600,478
Income from operations	42,680	(5,470)	37,210	74,262	(5,470)	68,792
Interest income	9	—	9	19	—	19
Interest expense	(5,744)	—	(5,744)	(10,785)	—	(10,785)
Earnings before income taxes	36,945	(5,470)	31,475	63,496	(5,470)	58,026
Income taxes	14,627	(2,106) (c)	12,521	25,813	(5,082) (c)	20,731
Net earnings	$ 22,318	$ (3,364)	$ 18,954	$ 37,683	$ (388)	$ 37,295
Basic earnings per share	$ 0.49	$ (0.07)	$ 0.42	$ 0.83	$ (0.01)	$ 0.82
Basic average shares outstanding	45,288	45,288	45,288	45,223	45,223	45,223
Diluted earnings per share	$ 0.49	$ (0.07)	$ 0.42	$ 0.83	$ (0.01)	$ 0.82
Diluted average shares outstanding	45,547	45,547	45,547	45,432	45,432	45,432

(a) Write-off of art and manuscript inventory

(b) Severance expense and write-off of subscription acquisition costs

(c) Tax benefit on the write-off of art and manuscript inventory and subscription acquisition costs, severance expense, and a favorable adjustment made to deferred income tax liabilities as a result of state and local legislation enacted during the first fiscal quarter.

Meredith Corporation and Subsidiaries

Supplemental Disclosures Regarding Non-GAAP Financial Measures   **Table 2**

The following table shows results of operations excluding the special items and as reported with the difference being the special items discussed in Table 1.

Period Ended December 31, 2009	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media group						
Advertising	$ 117,431	$ —	$ 117,431	$ 254,633	$ —	$ 254,633
Circulation	67,209	—	67,209	137,088	—	137,088
Other revenues	76,535	—	76,535	141,058	—	141,058
Total national media group	261,175	—	261,175	532,779	—	532,779
Local media group						
Non-political advertising	67,549	—	67,549	121,220	—	121,220
Political advertising	2,888	—	2,888	3,831	—	3,831
Other revenues	5,243	—	5,243	11,440	—	11,440
Total local media group	75,680	—	75,680	136,491	—	136,491
Total revenues	$ 336,855	$ —	$ 336,855	$ 669,270	$ —	$ 669,270
Operating profit						
National media group	$ 37,244	$ (5,470) (a)	$ 31,774	$ 75,837	$ (5,470) (a)	$ 70,367
Local media group	17,063	—	17,063	19,463	—	19,463
Unallocated corporate	(11,627)	—	(11,627)	(21,038)	—	(21,038)
Income from operations	$ 42,680	$ (5,470)	$ 37,210	$ 74,262	$ (5,470)	$ 68,792
Depreciation and amortization						
National media group	$ 3,642	$ —	$ 3,642	$ 7,149	$ —	$ 7,149
Local media group	5,960	—	5,960	12,082	—	12,082
Unallocated corporate	515	—	515	989	—	989
Total depreciation and amortization	$ 10,117	$ —	$ 10,117	$ 20,220	$ —	$ 20,220
EBITDA[1]						
National media group	$ 40,886	$ (5,470) (a)	$ 35,416	$ 82,986	$ (5,470) (a)	$ 77,516
Local media group	23,023	—	23,023	31,545	—	31,545
Unallocated corporate	(11,112)	—	(11,112)	(20,049)	—	(20,049)
Total EBITDA	$ 52,797	$ (5,470)	$ 47,327	$ 94,482	$ (5,470)	$ 89,012

[1] *EBITDA is earnings from continuing operations before interest, taxes, depreciation, and amortization.*

(a)   Write-off of art and manuscript inventory and subscription acquisition costs and severance expense.

Meredith Corporation and Subsidiaries

Supplemental Disclosures Regarding Non-GAAP Financial Measures Table 3

Special Items - During the second quarter of fiscal 2009, Meredith recorded a special charge which relates primarily to the cost of a companywide workforce reduction of approximately 250 employees; the closure of Country Home magazine, effective with the March 2009 issue; and the relocation of the creative functions of the ReadyMade brand and Parents.com to Des Moines. Please see Meredith's press release dated January 8, 2009, for additional information relating to the special charge.

The following table shows results of operations excluding the special items and as reported with the difference being the special items. Results of operations excluding the special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Period Ended December 31, 2008	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 201,800	$ —	$ 201,800	$ 413,626	$ —	$ 413,626
Circulation	66,804	—	66,804	138,217	—	138,217
All other	92,680	—	92,680	173,511	—	173,511
Total revenues	361,284	—	361,284	725,354	—	725,354
Operating expenses						
Production, distribution, and editorial	162,310	—	162,310	332,421	—	332,421
Selling, general, and administrative	143,215	9,033 (a)	152,248	288,167	9,033 (a)	297,200
Depreciation and amortization	10,776	—	10,776	21,632	—	21,632
Total operating expenses	316,301	9,033	325,334	642,220	9,033	651,253
Income from operations	44,983	(9,033)	35,950	83,134	(9,033)	74,101
Interest income	107	—	107	227	—	227
Interest expense	(5,353)	—	(5,353)	(10,787)	—	(10,787)
Earnings before income taxes	39,737	(9,033)	30,704	72,574	(9,033)	63,541
Income taxes	16,823	(3,522)	13,301	30,592	(3,522)	27,070
Earnings from continuing operations	22,914	(5,511)	17,403	41,982	(5,511)	36,471
Loss from discontinued operations, net of taxes	(736)	(4,124) (b)	(4,860)	(1,167)	(4,124) (b)	(5,291)
Net earnings	$ 22,178	$ (9,635)	$ 12,543	$ 40,815	$ (9,635)	$ 31,180
Basic earnings per share						
Earnings from continuing operations	$ 0.51	$ (0.12)	$ 0.39	$ 0.93	$ (0.12)	$ 0.81
Discontinued operations	(0.02)	(0.09)	(0.11)	(0.03)	(0.09)	(0.12)
Basic earnings per share	$ 0.49	$ (0.21)	$ 0.28	$ 0.90	$ (0.21)	$ 0.69
Basic average shares outstanding	44,951	44,951	44,951	45,096	45,096	45,096
Diluted earnings per share						
Earnings from continuing operations	$ 0.51	$ (0.12)	$ 0.39	$ 0.93	$ (0.12)	$ 0.81
Discontinued operations	(0.02)	(0.09)	(0.11)	(0.03)	(0.09)	(0.12)
Diluted earnings per share	$ 0.49	$ (0.21)	$ 0.28	$ 0.90	$ (0.21)	$ 0.69
Diluted average shares outstanding	45,072	45,072	45,072	45,219	45,219	45,219

(a) Severance expense

(b) Severance expense and the write-down of art and manuscript inventory and subscription acquisition costs, net of taxes

Meredith Corporation and Subsidiaries

Supplemental Disclosures Regarding Non-GAAP Financial Measures   Table 4

The following table shows results of operations excluding the special items and as reported with the difference being the special items discussed in Table 3.

Period Ended December 31, 2008	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media group						
Advertising	$ 120,078	$ —	$ 120,078	$ 264,385	$ —	$ 264,385
Circulation	66,804	—	66,804	138,217	—	138,217
Other revenues	90,026	—	90,026	167,973	—	167,973
Total national media group	276,908	—	276,908	570,575	—	570,575
Local media group						
Non-political advertising	64,717	—	64,717	126,365	—	126,365
Political advertising	17,005	—	17,005	22,876	—	22,876
Other revenues	2,654	—	2,654	5,538	—	5,538
Total local media group	84,376	—	84,376	154,779	—	154,779
Total revenues	$ 361,284	$ —	$ 361,284	$ 725,354	$ —	$ 725,354
Operating profit						
National media group	$ 29,248	$ (6,040) (a)	$ 23,208	$ 63,138	$ (6,040) (a)	$ 57,098
Local media group	$ 24,342	(2,013) (b)	22,329	$ 35,038	(2,013) (b)	33,025
Unallocated corporate	(8,607)	(980) (c)	(9,587)	(15,042)	(980) (c)	(16,022)
Income from operations	$ 44,983	$ (9,033)	$ 35,950	$ 83,134	$ (9,033)	$ 74,101
Depreciation and amortization						
National media group	$ 4,228	$ —	$ 4,228	$ 8,054	$ —	$ 8,054
Local media group	6,448	—	6,448	12,517	—	12,517
Unallocated corporate	100	—	100	1,061	—	1,061
Total depreciation and amortization	$ 10,776	$ —	$ 10,776	$ 21,632	$ —	$ 21,632
EBITDA[1]						
National media group	$ 33,476	$ (6,040) (a)	$ 27,436	$ 71,192	$ (6,040) (a)	$ 65,152
Local media group	30,790	(2,013) (b)	28,777	47,555	(2,013) (b)	45,542
Unallocated corporate	(8,507)	(980) (c)	(9,487)	(13,981)	(980) (c)	(14,961)
Total EBITDA	$ 55,759	$ (9,033)	$ 46,726	$ 104,766	$ (9,033)	$ 95,733

[1] *EBITDA is earnings from continuing operations before interest, taxes, depreciation, and amortization.*

(a) Severance expense for national media group
(b) Severance expense for local media group
(c) Severance expense for Corporate personnel

EBITDA

Consolidated EBITDA, which is reconciled to earnings from continuing operations in the following tables, is defined as earnings from continuing operations before interest, taxes, depreciation, and amortization.

Segment EBITDA is a measure of segment earnings before depreciation and amortization.

Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three Months Ended December 31, 2009			
	National Media Group	Local Media Group	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 261,175	$ 75,680	$ —	$ 336,855
Operating profit	$ 31,774	$ 17,063	$ (11,627)	$ 37,210
Depreciation and amortization	3,642	5,960	515	10,117
EBITDA	$ 35,416	$ 23,023	$ (11,112)	47,327
Less:				
Depreciation and amortization				(10,117)
Net interest expense				(5,735)
Income taxes				(12,521)
Earnings from continuing operations				$ 18,954
Segment EBITDA margin	13.6 %	30.4 %		

	Three Months Ended December 31, 2008			
	National Media Group	Local Media Group	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 276,908	$ 84,376	$ —	$ 361,284
Operating profit	$ 23,208	$ 22,329	$ (9,587)	$ 35,950
Depreciation and amortization	4,228	6,448	100	10,776
EBITDA	$ 27,436	$ 28,777	$ (9,487)	46,726
Less:				
Depreciation and amortization				(10,776)
Net interest expense				(5,246)
Income taxes				(13,301)
Earnings from continuing operations				$ 17,403
Segment EBITDA margin	9.9 %	34.1 %		

	Six Months Ended December 31, 2009			
	National Media Group	Local Media Group	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 532,779	$ 136,491	$ —	$ 669,270
Operating profit	$ 70,367	$ 19,463	$ (21,038)	$ 68,792
Depreciation and amortization	7,149	12,082	989	20,220
EBITDA	$ 77,516	$ 31,545	$ (20,049)	89,012
Less:				
Depreciation and amortization				(20,220)
Net interest expense				(10,766)
Income taxes				(20,731)
Earnings from continuing operations				$ 37,295
Segment EBITDA margin	14.5 %	23.1 %		

	Six Months Ended December 31, 2008			
	National Media Group	Local Media Group	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 570,575	$ 154,779	$ —	$ 725,354
Operating profit	$ 57,098	$ 33,025	$ (16,022)	$ 74,101
Depreciation and amortization	8,054	12,517	1,061	21,632
EBITDA	$ 65,152	$ 45,542	$ (14,961)	95,733
Less:				
Depreciation and amortization				(21,632)
Net interest expense				(10,560)
Income taxes				(27,070)
Earnings from continuing operations				$ 36,471
Segment EBITDA margin	11.4 %	29.4 %		